EXHIBIT 12.1

SARA LEE CORPORATION AND SUBSIDIARIES

Computation of Ratio of Earnings to Fixed Charges

(in millions, except ratios)

	Thirteen Weeks Ended
	September 30, 2000	October 2, 1999
Fixed charges:
Interest expense	$82	$54
Interest portion of rental expense	17	16

Total fixed charges before capitalized interest	99	70
Capitalized interest	3	3

Total fixed charges	$102	$73

Earnings available for fixed charges:
Income from continuing operations before income taxes	$304	$326
Less undistributed income in minority-owned companies	(4)	(2)
Add minority interest in majority-owned subsidiaries	12	9
Add amortization of capitalized interest	6	6
Add fixed charges before capitalized interest	99	70

Total earnings available for fixed charges	$417	$409

Ratio of earnings to fixed charges	4.1	5.6

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